Conflict Minerals Report of Carter’s, Inc.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Carter’s, Inc. (the “Company”) for calendar year 2020 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.	Introduction and Summary of Results

The intent of this CMR is to describe the Company’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, due diligence is required for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or surrounding countries (the “Covered Countries”). The goal of the due diligence process is to determine whether such products were “DRC conflict free”.

The Company contracts to manufacture products that may contain gold, tantalum, tin, and tungsten (“3TG”), such as (a) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners, and (b) accessories, such as those with electronic parts. As these materials are necessary to the Company’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Covered Countries.

Accordingly, the Company has concluded, in good faith, that during 2020:

•

The Company contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to their functionality or production.

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Based on a “reasonable country of origin inquiry” (“RCOI”) and other due diligence (as described further below), the Company does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, the Company’s products are DRC Conflict Undeterminable.

2.	Due Diligence Process

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1 (“OECD Guidance”). It is important to note that the OECD Guidance was written for both upstream2 and downstream3 companies in the supply chain. As the Company is a downstream company in the supply chain, due diligence practices were tailored accordingly.

[1]

OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

[2]

Upstream companies refer to those between the mine and SOR. As such, these companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders, and SORs.

[3]

Downstream companies refer to those entities between the SOR and retailer. As such, these companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers, and retailers.

The Company implemented due diligence measures, including the following:

•	Adopted a conflict minerals policy. The Company’s conflict minerals policy is publicly available at https://www.carters.com/esg-index.html;

•	Developed a comprehensive conflict minerals program/framework outlining management’s compliance initiatives with respect to Rule 13p-1 and Form SD;

•	Engaged Source Intelligence, Inc. (“Source Intelligence”), a supply chain solutions provider, to lead information collection/inquiry efforts with the Company’s suppliers;

•	Engaged direct suppliers as part of the Company’s due diligence process;

•	Identified smelters and refiners (“SORs”) in the supply chain through inquiries to in-scope suppliers, and then conducted an RCOI with the identified SORs;

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Evaluated suppliers’ responses for plausibility, consistency, and potential gaps related to the stated origin of materials as well as plausibility, consistency, and potential gaps in the products specified to contain/not contain conflict minerals;

•	Assigned cautionary flags to supplier responses requiring additional investigation and follow up action;

•	Incorporated relevant elements of compliance with Form SD into our master supplier agreement template; and

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Outlined a plan to incorporate new suppliers into our existing due diligence efforts, utilized Source Intelligence’s online platform to identify each supplier’s SORs for raw materials, and verified each supplier’s SORs against the independently published list of The Conflict-Free Sourcing Initiative’s (“CFSI’s”) Conflict-Free Smelters Programs.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG metals used in the products supplied to the Company. Information was collected and retained using an online platform provided by Source Intelligence.

The Company’s supplier engagement process was as follows:

•	An introduction email was sent to suppliers describing the Company’s compliance requirements and requesting conflict minerals information; and

•	Following the initial introduction to the program and information request, up to eight reminder emails were sent to each non-responsive supplier requesting survey completion.

An escalation process was initiated by the Company for suppliers who continued to be non-responsive after the above contacts were made.

The program utilized the Responsible Minerals Initiative’s (“RMI’s”) Conflict Minerals Reporting Template (“CMRT”) for data collection. Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues, including, incomplete data on the CMRT responses that did not identify SORs for 3TG metals, and organizations that were identified as SORs, but not verified as such through further analysis and research.

A total of 232 suppliers were identified as in-scope for conflict minerals regulatory purposes and contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 99%. Of the responding suppliers, 3% indicated one or more of the 3TG metals as necessary to the functionality or production of the products they supply to the Company.

4.	Product Description

The Company contracts to manufacture products that may contain 3TG metals, such as (a) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners, and (b) accessories, such as those with electronic parts.

Suppliers were requested to use RMI’s CMRT to identify 3TG SORs and the associated countries of origin. Below is a summary of verified smelters4:

Metal	Official Smelter Name	Conflict-Free Certifications
Tin	Yunnan Tin Company Limited	RMAP
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	RMAP
Tin	Huichang Jinshunda Tin Co., Ltd.	RMAP

Countries of Origin for these SORs are believed to include: Australia, Bolivia, Ethiopia, Brazil, Peru, China, Malaysia, Germany, Indonesia, Canada, United States, Myanmar, Hong Kong, Belgium

[4]

Verified smelters are those listed by the Conflict Free Sourcing Initiative or the U.S. Department of Commerce as known metal processors, or otherwise determined to be metal processors through Source Intelligence’s research.

5.	Product Determination

The Company is unable to determine whether various components/materials which contribute to its various apparel, apparel products, and accessories are DRC conflict-free. The Company does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict-free, or have not been found to be DRC conflict-free. On the basis of the due diligence measures taken above, the Company, has determined products are “DRC conflict undeterminable”.

6.	Independent Private Sector Audit

Based on the Company’s declaration of “DRC conflict undeterminable,” a private sector audit is not required.

7.	Steps to Improve Due Diligence

The Company will endeavor to continuously improve upon its supply chain due diligence efforts through the following measures:

•	Continuing to assess the presence of 3TG in its supply chain;

•	Clearly communicating expectations with regard to supplier performance, transparency, and sourcing;

•	Improving the response rate for the RCOI process;

•	Continuing to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program; and

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Contacting smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program.